                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                     For the Year Ended December 31, 1994

                                      OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the Transition Period From              to

             Commission File Number 1-8520

    A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

          TERRA INDUSTRIES INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

    B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                             TERRA INDUSTRIES INC.
                                 TERRA CENTRE
                               600 FOURTH STREET
                                 P.O. BOX 6000
                          SIOUX CITY, IOWA 51102-6000

                              REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

Table of Contents
- -----------------

        (a) Financial Statements                                          Pages
        ------------------------                                          -----
                 Independent Auditors' Report                               3
                 Statements of Net Assets Available for Benefits at
                  December 31, 1994 and 1993                               4-5
                 Statements of Changes in Net Assets Available for
                  Benefits for the Years Ended December 31, 1994 and 1993  6-7
                 Notes to Financial Statements                             8-11
        (b) Supplemental Schedules
        --------------------------
                 Schedule of Assets Held for Investment Purposes          12-13
                 Schedule of Reportable Transactions                       14
        (c) Exhibits
        ------------
                 Exhibit E - Independent Auditors' Consent                 15


INDEPENDENT AUDITORS' REPORT

To the Participants and
Administrator of the
Terra Industries Inc.
Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1994, and (2) reportable transactions for the year ended December 31, 1994, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to our auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP


DELOITTE & TOUCHE LLP

Omaha, Nebraska
April 14, 1995

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
- -----------------------------------------------------------------------------------------------------------------------------------
                                                      Employer
                                                      Directed                          Participant Directed
                                                    ------------  ----------------------------------------------------------------
                                                                     Terra
                                                       Terra       Industries
                                                     Industries       Inc.
                                                        Inc.       Voluntary      Equity                                  Money
                                                    Common Stock  Common Stock    Income     Intermediate    Stock        Market
                                                        Fund          Fund         Fund          Fund        Fund          Fund
ASSETS:
  Investments, at fair value:
    Terra Industries Inc. Common Stock              $14,260,220    $3,332,045   $    -        $    -       $    -       $    -
    Vista Growth and Income Fund                         -              -        6,716,116         -            -            -
    Vista U.S. Government Income Fund                    -              -            -         4,164,658        -            -
    Fidelity Magellan Fund                               -              -            -             -        9,520,440        -
    Vista U.S. Government Money Market Fund              -              -            -             -            -        3,528,158
    Chase Bank Domestic Liquidity Fund                    6,012           484           45            28        1,412        -
    Vanguard Windsor Fund                                -              -            -             -            -            -
    BancOklahoma GIC Fund                                -              -            -             -            -            -
    American Performance Bond Fund                       -              -            -             -            -            -
    BancOklahoma Balanced Investment Fund                -              -            -             -            -            -
    American Performance Equity Fund                     -              -            -             -            -            -
    American Performance Aggressive Growth Fund          -              -            -             -            -            -
    American Performance Cash Management Fund            -              -            -             -            -            -
                                                    -----------    ----------   ----------    ----------   ----------   ----------
        Total investments at fair value              14,266,232     3,332,529    6,716,161     4,164,686    9,521,852    3,528,158

  Loans to participants                                  -              -            -             -            -            -
                                                    -----------    ----------   ----------    ----------   ----------   ----------
        Total investments                            14,266,232     3,332,529    6,716,161     4,164,686    9,521,852    3,528,158

  Accrued investment income                              -              -           38,325        25,360        -            -
  Employer contributions receivable                     183,171         -            -             -            -            -
  Participant contributions receivable                   -             11,820       48,969        32,083       52,346       23,640
  Cash                                                   -              -            -             -            -               16
                                                    -----------    ----------   ----------    ----------   ----------   ----------
        Total assets                                 14,449,403     3,344,349    6,803,455     4,222,129    9,574,198    3,551,814

LIABILITIES:
  Accrued administrative expenses                        -              -            4,031         2,452        5,495        2,063
  Other payables                                         -              -            -             -            -            -
                                                    -----------    ----------   ----------    ----------   ----------   ----------
        Total liabilities                                -              -            4,031         2,452        5,495        2,063
                                                    -----------    ----------   ----------    ----------   ----------   ----------
Net assets available for benefits                   $14,449,403    $3,344,349   $6,799,424    $4,219,677   $9,568,703   $3,549,751
                                                    ===========    ==========   ==========    ==========   ==========   ==========


                                                                       Merged
                                                   Participant          Plan
                                                      Loans            (Note F)            Total
ASSETS:
  Investments, at fair value:
    Terra Industries Inc. Common Stock          $        -        $        -         $   17,592,265
    Vista Growth and Income Fund                         -                 -              6,716,116
    Vista U.S. Government Income Fund                    -                 -              4,164,658
    Fidelity Magellan Fund                               -                 -              9,520,440
    Vista U.S. Government Money Market Fund              -                 -              3,528,158
    Chase Bank Domestic Liquidity Fund                   -                 -                  7,981
    Vanguard Windsor Fund                                -              4,861,016         4,861,016
    BancOklahoma GIC Fund                                -              2,279,472         2,279,472
    American Performance Bond Fund                       -                425,324           425,324
    BancOklahoma Balanced Investment Fund                -                951,498           951,498
    American Performance Equity Fund                     -              1,223,346         1,223,346
    American Performance Aggressive Growth Fund          -                476,869           476,869
    American Performance Cash Management Fund            -                544,395           544,395
                                                ---------------      ------------    --------------

           Total investments at fair value               -             10,761,920        52,291,538

  Loans to participants                               1,501,570         1,027,871         2,529,441
                                                ---------------      ------------    --------------
           Total investments                          1,501,570        11,789,791        54,820,979

  Accrued investment income                            -                    8,212            71,897
  Employer contributions receivable                    -                   85,808           268,979
  Participant contributions receivable                 -                  159,514           328,372
  Cash                                                 -                  -                      16
                                                ---------------      ------------    --------------
           Total assets                               1,501,570        12,043,325        55,490,243

LIABILITIES:
  Accrued administrative expenses                      -                   48,016            62,057
  Other payables                                       -                   22,482            22,482
                                                ---------------      ------------    --------------
           Total liabilities                           -                   70,498            84,539
                                                ---------------      ------------    --------------

Net assets available for benefits               $     1,501,570      $ 11,972,827    $   55,405,704
                                                ===============      ============    ==============

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
- ---------------------------------------------------------------------------------------------------------
                                      Employer
                                      Directed                       Participant Directed
                                    ------------  -------------------------------------------------------
                                                     Terra
                                       Terra       Industries
                                     Industries       Inc.
                                       Inc.        Voluntary        Equity
                                    Common Stock  Common Stock      Income     Intermediate   Stock
                                       Fund          Fund            Fund         Fund        Fund
ASSETS:
  Investments, at fair value:
    Terra Industries Inc.
      Common Stock                  $10,196,188   $1,666,955     $     -        $   -          $   -
    Vista Growth and Income
      Fund                               -            -            6,906,992        -              -
    Vista U.S. Government
      Income Fund                        -            -                -         4,846,417         -
    Fidelity Magellan Fund               -            -                -            -           9,217,006
    Vista U.S. Government
      Money Market Fund                  -            -                -            -              -
    Chase Bank Domestic
      Liquidity Fund                     51,766          232           -            -              -
                                    -----------   ----------     -----------    ----------     ----------
        Total investments at
         fair value                  10,247,954    1,667,187       6,906,992     4,846,417      9,217,006
  Loans to participants                  -            -                -            -              -
                                    -----------   ----------     -----------    ----------     ----------
        Total investments            10,247,954    1,667,187       6,906,992     4,846,417      9,217,006

  Employer contributions
    receivable                           22,349       -                -            -              -
  Participant contributions
    receivable                           -            10,661          44,166        28,936         47,212
  Cash                                        4           27               8            13              1
                                    -----------   ----------     -----------    ----------     ----------
        Total assets                 10,270,307    1,677,875       6,951,166     4,875,366      9,264,219

LIABILITIES:
  Accrued administrative
    expenses                             -            -               12,766         9,571         16,974
                                    -----------   ----------     -----------    ----------     ----------
Net assets available for benefits   $10,270,307   $1,677,875     $ 6,938,400    $4,865,795     $9,247,245
                                    ===========   ==========     ===========    ==========     ==========

                                      Money
                                     Market       Participant
                                      Fund        Loans             Total
ASSETS:
  Investments, at fair value:
    Terra Industries Inc.
      Common Stock                  $    -        $   -          $11,863,143
    Vista Growth and Income
      Fund                               -            -            6,906,992
    Vista U.S. Government
      Income Fund                        -            -            4,846,417
    Fidelity Magellan Fund               -            -            9,217,006
    Vista U.S. Government
      Money Market Fund               2,786,381       -            2,786,381
    Chase Bank Domestic
      Liquidity Fund                     -            -               51,998
                                    -----------   ----------     -----------
        Total investments at
         fair value                   2,786,381       -           35,671,937
  Loans to participants                  -         1,116,198       1,116,198
                                    -----------   ----------     -----------
        Total investment              2,786,381    1,116,198      36,788,135

  Employer contributions
    receivable                           -            -               22,349
  Participant contributions
    receivable                           21,321       -              152,296
  Cash                                    6,563       -                6,616
                                    -----------   ----------     -----------

        Total assets                  2,814,265    1,116,198      36,969,396

LIABILITIES:
  Accrued administrative
    expenses                              5,552       -               44,863
                                    -----------   ----------     -----------
Net assets available for benefits   $ 2,808,713   $1,116,198     $36,924,533
                                    ===========   ==========     ===========

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1994

- -----------------------------------------------------------------------------------------------------------------------
                                               Employer
                                               Directed                         Participant Directed
                                             ------------    ----------------------------------------------------------
                                                                Terra
                                                Terra         Industries
                                              Industries         Inc.
                                                 Inc.         Voluntary        Equity
                                             Common Stock    Common Stock      Income      Intermediate      Stock
                                                 Fund            Fund           Fund           Fund           Fund
Investment income:
  Dividend, interest, and other income       $   110,058      $   21,981     $  217,460     $  381,069     $  376,829
  Net appreciation (depreciation) in fair
    value of investments                       3,682,515         725,856       (373,042)      (496,865)      (548,140)
                                             -----------      ----------     ----------     ----------     ----------

           Total investment income             3,792,573         747,837       (155,582)      (115,796)      (171,311)

Employer contributions                         1,339,290           -              -              -              -
Participant contributions                          -             351,851      1,464,477        918,700      1,564,946
Transfer of assets from merged plan                -               -              -              -              -
                                             -----------      ----------     ----------     ----------     ----------

           Total additions                     5,131,863       1,099,688      1,308,895        802,904      1,393,635

Deductions:
  Benefit payments                               949,775          49,202        873,203        815,500      1,057,277
  Administrative expenses                          -                  74         28,375         17,915         37,877
  Interfund transfers/net loans                    2,992        (616,062)       546,293        615,607        (22,977)
                                             -----------      ----------     ----------     ----------     ----------

           Total deductions                      952,767        (566,786)     1,447,871      1,449,022      1,072,177
                                             -----------      ----------     ----------     ----------     ----------

Net increase (decrease)                        4,179,096       1,666,474       (138,976)      (646,118)       321,458

Assets available for benefits:
  Beginning of year                           10,270,307       1,677,875      6,938,400      4,865,795      9,247,245
                                             -----------      ----------     ----------     ----------     ----------

  End of year                                $14,449,403      $3,344,349     $6,799,424     $4,219,677     $9,568,703
                                             ===========      ==========     ==========     ==========     ==========

- ----------------------------------------------------------------------------------------------------
                                                              Participant Directed
                                             -------------------------------------------------------
                                               Money                        Merged
                                               Market      Participant       Plan
                                                Fund          Loans        (Note F)         Total
Investment income:
  Dividend, interest, and other income       $  118,733     $  183,523    $     -        $ 1,409,653
  Net appreciation (depreciation) in fair
    value of investments                          -              -              -          2,990,324
                                             ----------     ----------    -----------    -----------

           Total investment income              118,733        183,523          -          4,399,977

Employer contributions                            -              -              -          1,339,290
Participant contributions                       676,944          -              -          4,976,918
Transfer of assets from merged plan               -              -         11,972,827     11,972,827
                                             ----------     ----------    -----------    -----------

           Total additions                      795,677        183,523     11,972,827     22,689,012

Deductions:
  Benefit payments                              299,018         67,417          -          4,111,392
  Administrative expenses                        12,208          -              -             96,449
  Interfund transfers/net loans                (256,587)      (269,266)         -              -
                                             ----------     ----------    -----------    -----------

           Total deductions                      54,639       (201,849)         -          4,207,841
                                             ----------     ----------    -----------    -----------

Net increase (decrease)                         741,038        385,372     11,972,827     18,481,171

Assets available for benefits:
  Beginning of year                           2,808,713      1,116,198          -         36,924,533
                                             ----------     ----------    -----------    -----------

  End of year                                $3,549,751     $1,501,570    $11,972,827    $55,405,704
                                             ==========     ==========    ===========    ===========

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993
- -----------------------------------------------------------------------------------------------------------------------------------
                                                  Employer
                                                  Directed                              Participant Directed
                                                ------------    ------------------------------------------------------------------
                                                                     Terra
                                                   Terra           Industries
                                                 Industries           Inc.
                                                    Inc.           Voluntary      Equity                                  Money
                                                Common Stock      Common Stock    Income     Intermediate    Stock        Market
                                                    Fund              Fund         Fund          Fund        Fund          Fund
Investment income:
  Dividend, interest, and
    other income                                $    27,362     $    4,671      $  56,029    $  267,222    $  642,871   $   76,970
  Net appreciation in fair
    value of investments                          3,873,921        675,736        582,470       132,226     1,066,860           -
                                                -----------     ----------     ----------    ----------    ----------   ----------
           Total investment
             income                               3,901,283        680,407        638,499       399,448     1,709,731       76,970

Employer contributions                            1,319,912             -              -             -             -            -
Participant contributions                                -         282,350      1,030,059       697,542     1,097,071      543,010
                                                -----------     ----------     ----------    ----------    ----------   ----------
           Total additions                        5,221,195        962,757      1,668,558     1,096,990     2,806,802      619,980

Deductions:
  Benefit payments                                  399,579         10,004        458,586       457,736       346,496      632,316
  Administrative expenses                                -              -          27,926        21,798        35,105       12,176
  Interfund transfers/net
    loans                                               275       (244,185)      (792,318)      697,791       109,035      301,867
                                                -----------     ----------     ----------    ----------    ----------   ----------
           Total deductions                         399,854       (234,181)      (305,806)    1,177,325       490,636      946,359
                                                -----------     ----------     ----------    ----------    ----------   ----------
Net increase (decrease)                           4,821,341      1,196,938      1,974,364       (80,335)    2,316,166     (326,379)

Assets available for benefits:
  Beginning of year                               5,448,966        480,937      4,964,036     4,946,130     6,931,079    3,135,092
                                                -----------     ----------     ----------    ----------    ----------   ----------
  End of year                                   $10,270,307     $1,677,875     $6,938,400    $4,865,795    $9,247,245   $2,808,713
                                                ===========     ==========     ==========    ==========    ==========   ==========



                                                     Participant
                                                        Loans              Total
Investment income:
  Dividend, interest, and
    other income                                     $   59,277         $ 1,134,402
  Net appreciation in fair
    value of investments                                     -            6,331,213
                                                     ----------         -----------
           Total investment
             income                                      59,277           7,465,615

Employer contributions                                       -            1,319,912
Participant contributions                                    -            3,650,032
                                                     ----------         -----------
           Total additions                               59,277          12,435,559

Deductions:
  Benefit payments                                       31,328           2,336,045
  Administrative expenses                                    -               97,005
  Interfund transfers/net
    loans                                               (72,465)                 -
                                                     ----------         -----------
           Total deductions                             (41,137)          2,433,050
                                                     ----------         -----------
Net increase (decrease)                                 100,414          10,002,509

Assets available for benefits:
  Beginning of year                                   1,015,784          26,922,024
                                                     ----------         -----------
  End of year                                        $1,116,198         $36,924,533
                                                     ==========         ===========


See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- ------------------------------------------------------------------------------
A.   DESCRIPTION OF PLAN

     The following brief description of the Terra Industries Inc. Employees' Savings and Investment Plan (the Plan) is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

     GENERAL - The Plan, established as of January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. and eligible subsidiaries and affiliates (collectively, the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by the Employee Benefit Plan Committee (the Committee) of the Company. The assets of the Plan are held by the Chase Manhattan Bank, N.A., and BancOklahoma Trust Company, the trustees of the Plan.

     PARTICIPATION - All full-time active employees of the Company are eligible for Plan participation on the first day of the month following the date their employment commenced. Participation in the Plan is voluntary.

     PARTICIPANTS' ACCOUNTS - Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of fund earnings. A participant's benefit is limited to the amount that can be provided from the participant's account, subject to the applicable vesting requirements.

     CONTRIBUTIONS - Participants earning $66,000 and $64,245 or less annually in 1994 and 1993, respectively, could elect to contribute up to 10% of their annual compensation on a pretax basis and 10% on an after-tax basis. Participants earning more than $66,000 and $64,245 in 1994 and 1993, respectively, could contribute up to 6% of their annual compensation on a combined pretax and after-tax basis.

     The maximum participant pretax contribution was $9,240 in 1994 and $8,994 in 1993.

     Participants may elect to invest their contributions in one or more of the five available participant directed investment options.

     EMPLOYER - The Company contributes an amount determined by its Board of Directors, currently equal to one half of the participants' contributions up to 6% of their annual compensation for both 1994 and 1993. The contributions made by the Company must be invested in the Terra Industries Inc. Common Stock Fund. The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 1994 or 1993. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled to $196,592 and $34,819 in 1994 and 1993, respectively.

    MAXIMUM CONTRIBUTIONS PER PARTICIPANT - The sum of a participant's contribution and employer matching contribution cannot exceed the lesser of $30,000 or 25% of net compensation of the participant. Net compensation is defined as total participant compensation less any pretax contributions made by the participant. Eligible compensation was limited to $150,000 and $235,840 in 1994 and 1993, respectively.

    VESTING - Participants are immediately fully vested in their contributions and earnings on their voluntary contributions. Employer contributions vest at a rate of 20% per year, until fully vested after five years of service.

    PARTICIPANT LOANS - Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan repayments are reinvested in the funds in accordance with the participant's investment election at the time of repayment.

    BENEFITS - Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    VALUATION OF INVESTMENTS - Investments, except for loans to participants, are reported at fair value, which is determined, in the case of Terra Industries Inc.'s Common Stock, from the latest available market quotations and, in the case of investments in mutual funds, at quoted net asset value. Money market funds are reported at fair value as determined by the issuer and common funds are valued at the unit value as reported by the fund. Dividend income is recorded on the ex-dividend date. Participant loans are reported at the outstanding balance.


    The Plan has investments in six funds. The net assets and net investment income of the funds are allocated to the participants in the Plan based upon each participant's participation relative to the total participation in each of the six investment funds. A summary description of each investment fund follows:

       TERRA INDUSTRIES INC. COMMON STOCK FUND (EMPLOYER DIRECTED) - A fund invested primarily in Terra Industries Inc. Common Stock which is limited to employer contributions only.

       TERRA INDUSTRIES INC. VOLUNTARY COMMON STOCK FUND (PARTICIPANT DIRECTED) - A fund invested primarily in Terra Industries Inc. Common Stock.

       EQUITY INCOME FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Vista Growth and Income Fund, which is comprised primarily of income producing equity securities and securities convertible into such equity securities.

       INTERMEDIATE FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Vista U.S. Government Income Fund, which is comprised primarily of debt obligations backed by the full faith and credit of the U.S. Government.

       STOCK FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Fidelity Magellan Fund, which is comprised primarily of common stocks and which seeks long-term capital appreciation.

       MONEY MARKET FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Vista U.S. Government Money Market Fund so as to preserve capital and maintain a high degree of liquidity.

    Investment transactions are recognized on a trade date basis. The net unrealized appreciation (depreciation) of investments is recognized in the statements of changes in net assets available for benefits. The fair value at the beginning of the plan year, or the purchased cost if acquired during the year, is used in determining realized gains and losses on the sale of each investment.

    BENEFITS PAYABLE - The Plan's policy is to record benefit payments upon distribution of balances to participants. Benefits due and unpaid to retired and terminated participants were $96,718 and $603,825 at December 31, 1994 and 1993, respectively.

    ADMINISTRATIVE EXPENSES - Administrative expenses are comprised of charges relating to routine services provided by the Plan's trustee and recordkeeping agent and fees associated with the annual audit of the Plan's financial statements. Administrative expenses are allocated to the investment funds, other than the Terra Industries Inc. Common Stock Fund and the Terra Industries Inc. Voluntary Common Stock Fund, based upon the fair value of each fund's investment relative to the total fair value of all investment funds to which expenses are allocated.

C.  INVESTMENTS

    The fair value of the Plan's investments, other than loans to participants, by basis of valuation, are presented in the following tables. Investments that represent 5% or more of the Plan's investments are separately identified.


- -----------------------------------------------------------------------------
                                                        December 31, 1994
                                                    Number of
                                                    Shares or
                                                    Principal
                                                      Amount      Fair Value
Investments, at Fair Value:
  Terra Industries Inc. Common Stock                1,695,640     $17,592,265
  Fidelity Magellan Fund                              142,522       9,520,440
  Vista Growth and Income Fund                        230,874       6,716,116
  Vanguard Windsor Fund                               386,101       4,861,016
  Vista U.S. Government Income Fund                   396,257       4,164,658
  Vista U.S. Government Money Market Fund           3,528,158       3,528,158
  BancOklahoma Guaranteed Investment Contract Fund    140,089       2,279,472
  American Performance Equity Fund                    121,364       1,223,346
  BankOklahoma Balanced Investment Fund                57,371         951,498
  American Performance Cash Management Fund           544,395         544,395
  American Performance Aggressive Growth Fund          38,395         476,869
  American Performance Bond Fund                       48,332         425,324
  Chase Bank Domestic Liquidity Fund                    7,981           7,981
                                                                  -----------
                                                                  $52,291,538
                                                                  ===========

- --------------------------------------------------------------------
                                               December 31, 1993
                                           Number of
                                           Shares or
                                           Principal
                                             Amount      Fair Value
Investments, at Fair Value:
  Terra Industries Inc. Common Stock       1,555,822    $11,863,143
  Vista Growth and Income Fund               225,350      6,906,992
  Fidelity Magellan Fund                     130,092      9,217,006
  Vista U.S. Government Income Fund          414,578      4,846,417
  Vista U.S. Government Money Market Fund  2,786,381      2,786,381
  Chase Bank Domestic Liquidity Fund          51,998         51,998
                                                        -----------
                                                        $35,671,937
                                                        ===========



D.   PLAN TERMINATION

     Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time. Upon termination, a participant's entire account will become fully vested and the assets shall be administered in the manner provided for in the Plan.

E.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service (IRS) has ruled that the Plan, as established on January 1, 1984, meets the requirements of Section 401 (a) of the Internal Revenue Code (the Code) and is exempt from federal income taxes under Section 501 (a) of the Code. A determination letter to this effect has been received from the Internal Revenue Service, dated March, 1986. The Plan administrator believes that the Plan, as amended March 9, 1995, is in compliance with current regulations. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Plan income, participant pretax contributions and employer contributions represent taxable income to the participating employees at the time of distribution in accordance with IRS regulations currently in effect.

F.   PLAN MERGER

     Effective December 31, 1994, the AMCI Employees' Savings Plan was merged into the Terra Industries Inc. Employees' Savings and Investment Plan as a result of the Company's acquisition of Agricultural Minerals and Chemicals, Inc. (AMCI). As a result of the merger of these plans, $11,972,827 was transferred into the Terra Industries Inc. Employees' Savings and Investment Plan. Subsequent to December 31, 1994, the assets of the merged plan, except for the GIC Fund, Vanguard Windsor Fund, and Participant Loans, were sold. The proceeds of the sale were reinvested in the five investment fund options available to participants (Note B). The GIC Fund, a fund invested primarily in guaranteed investment contracts so as to provide current income while maintaining a stable market valuation and the Vanguard Windsor Fund, a fund invested primarily of income producing equity securities, were added as additional investment fund options available to all participants effective January 1, 1995.


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1994
- -----------------------------------------------------------------------------------------

          Column B                       Column C              Column D       Column E
                                 Description of investment
     Identity of issue,         including collateral, rate
     borrower, lessor or        of interest, maturity date,                    Current
        similar party              par or maturity value         Cost           Value

Common Stock:
- -------------
* Terra Industries Inc.           1,695,640 shares            $ 9,364,208   $  17,592,265

Mutual Funds:
- -------------
  Fidelity Magellan Fund          142,522 shares               9,070,585        9,520,440

* Vista Growth and Income Fund    230,874 shares               6,609,449        6,716,116

  Vanguard Windsor Fund           386,101 shares               5,121,601        4,861,016

* Vista U.S. Government Income
     Fund                         396,257 shares               4,528,153        4,164,658

* Vista U.S. Government
     Money Market Fund            3,528,158 shares             3,528,158        3,528,158

* American Performance Equity
     Fund                         121,364 shares               1,382,325        1,223,346

* American Performance Cash
     Management Fund              544,395 shares                 544,395          544,395

* American Performance
     Aggressive Growth Fund       38,395 shares                  471,591          476,869

* American Performance Bond
     Fund                         48,332 shares                  500,178          425,324


* Party-In-Interest


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
December 31, 1994
- ----------------------------------------------------------------------------------------
        Column B                      Column C                   Column D        Column E
                              Description of investment
   Identity of issue,        including collateral, rate
   borrower, lessor or       of interest, maturity date,                         Current
      similar party             par or maturity value              Cost           Value

Common Funds:
- -------------
* BancOklahoma GIC Fund     140,089 shares                      $1,990,969    $ 2,279,472

* BancOklahoma Balanced
     Investment Fund        57,371 shares                          818,702        951,498

* Chase Bank Domestic
     Liquidity Fund         7,981 shares                             7,981          7,981

Other Investments:
- ------------------
* Loans to Participants     Principal balance of $2,529,441
                              bearing interest at rates ranging
                              from 8% to 14% and maturing
                              from January 1995 to
                              November 2022                                      2,529,441
                                                                              ------------
                                                                              $ 54,820,979
                                                                              ============

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------

       Column A                       Column B           Column C      Column D     Column E      Column F      Column G
                                                                                   Total Dollar  Total Dollar
     Identity of                                         Number of    Number of     Value of      Value of      Net Gain
    Party Involved              Description of Asset     Purchases      Sales       Purchases       Sales      or (Loss)

Series of Transactions When Aggregated Involving an
Amount in Excess of 5 Percent of the Current Value of Plan Assets
- -----------------------------------------------------------------
* Terra Industries Inc.         Common Stock                49           28        $1,895,312    $  574,560   $  234,231

  Fidelity Institutional
    Retirement Services
    Company                     Fidelity Magellan Fund      40           41         2,382,418     1,530,844      120,251

* Chase Manhattan Bank, N.A.    Vista Growth and
                                  Income Fund               35           52         1,818,003     1,635,837       76,022

* Chase Manhattan Bank, N.A.    Vista U.S. Government
                                  Income Fund               39           55         1,356,059     1,540,953      (70,451)

* Chase Manhattan Bank, N.A.    Vista U.S. Government
                                  Money Market Fund         67           43         1,425,992       684,215          -

* Chase Manhattan Bank, N.A.    Chase Bank Domestic
                                  Liquidity Fund           271           206        5,661,975     5,705,992          -

*  Party-In-Interest

                                                                       Exhibit E

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement 33-46734 on Form S-8 of our report dated April 14, 1995, appearing in this Annual Report on Form 11-K of the Terra Industries Inc. Employees' Savings and Investment Plan for the year ended December 31, 1994.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP


Omaha, Nebraska
June 22, 1995

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit Plan Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                        TERRA INDUSTRIES INC. EMPLOYEES'
                          SAVINGS AND INVESTMENT PLAN



Date  June 27, 1995                        By  /s/ George H. Valentine
    ---------------------------               ------------------------------
                                              George H. Valentine
                                              Vice President, General Counsel
                                              and Corporate Secretary